                                                  OMB APPROVAL
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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           (Amendment No. *)

                         Waste Connections, Inc.
                            (Name of Issuer)

                              Common Stock
                    (Title of Class of Securities)

                              941053100
                            (CUSIP Number)

                         Carolyn S. Reiser, Esq.
                     Shartsis Friese & Ginsburg LLP
                     One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
       (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                              May 21, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 941053100                          Page 2 of 6 Pages

------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON

     James N. Cutler, Jr.

------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /  /
                                                       (b) /  /
------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                       /  /
------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  977,322
   BENEFICIALLY          -----------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   -0-
    REPORTING            -----------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   977,322
                         -----------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     977,322
------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   / /
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.6%
------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
------------------------------------------------------------------

CUSIP No. 941053100                               Page 3 of 6 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Waste Connections, Inc. ("WCNX"). The principal executive office of WCNX is located at 2260 Douglas Boulevard, Suite 280, Roseville, CA 95661.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a)  James N. Cutler, Jr. ("Cutler")

     (b) The business address of Cutler is 6950 S.W. Hampton Street, Suite 200, Portland, OR 97223.

     (c) Cutler is a director of Continental Paper Recycling, L.L.C., an Oregon limited liability company engaged in the recycling business. Its business address is as set forth in 2(b) above.

     (d) During the last five years, Cutler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Cutler was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, such that, as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Cutler is a citizen of the United States of America.

CUSIP No. 941053100                               Page 4 of 6 Pages


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds               Amount

Cutler         PF (1)                             $184,669.10

(1) Includes 247,000 shares subject to a currently exercisable warrant granted to Cutler by WCNX in consideration of certain services rendered by Cutler to WCNX.


ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein is for investment.

CUSIP No. 941053100                               Page 5 of 6 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the person named in Item 2 of this statement is as follows at the date hereof:

            Aggregate
        Beneficially Owned   Voting Power    Dispositive Power
Name    Number    Percent     Sole   Shared    Sole     Shared

Cutler  977,322(1)  11.6%     977,322   0    977,322      0

(1) Includes 247,000 shares of Stock receivable on exercise of a currently exercisable warrant.

The person filing this statement has effected no transactions in the Stock since March 21, 1998.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Cutler and several other stockholders are parties to a Second Amended and Restated Investors' Rights Agreement with WCNX, the form of which is attached as Exhibit A hereto. That Agreement gives Cutler and certain other stockholders the right, subject to certain conditions, to include their shares in future registration statements relating to WCNX Stock and to cause WCNX to register certain shares of Stock owned by them.

Cutler holds a warrant to purchase 247,000 shares of Stock, which is currently exercisable. The warrant is attached as Exhibit B hereto.

In connection with the initial public offering of the Stock, Cutler has agreed not to sell or otherwise dispose of any shares of Stock before November 17, 1998 without the consent of BT Alex. Brown Incorporated. The form of lock-up letter is attached as Exhibit C hereto.

CUSIP No. 941053100                               Page 6 of 6 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   Form of Second Amended and Restated Investors' Rights Agreement

B.   Warrant to Purchase Common Stock of Waste Connections, Inc.

C.   Form of Lock-up Letter


SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    June 22, 1998


      /s/    James N. Cutler, Jr.
____________________________________
       James N. Cutler, Jr.

                                                            Exhibit A

                         WASTE CONNECTIONS, INC.


                         SECOND AMENDED AND RESTATED
                         INVESTORS' RIGHTS AGREEMENT

                              Dated as of
                         September 30, 1997

                              TABLE OF CONTENTS
                                                            Page

1.   Registration Rights                                    1
     1.1  Definitions                                       1
     1.2  Request for Registration.                         2
     1.3  Company Registration                              4
     1.4  Obligations of the Company                        4
     1.5  Furnish Information                               6
     1.6  Expenses of Company Registration                  6
     1.7  Underwriting Requirements                         6
     1.8  Delay of Registration                             7
     1.9  Indemnification                                   7
     1.10 Reports Under Securities Exchange Act of 1934     9
     1.11 Form S-3 Registration                             10
     1.12 Assignment of Registration Rights                 11
     1.13 "Market Stand-Off" Agreement                      11
     1.14 Termination of Registration Rights                12
     1.15 Registration of Common Stock                      12

2.   Covenants of the Company                               12
     2.1  Delivery of Financial Statements                  12
     2.2  Inspection                                        13
     2.3  Right of First Offer                              13
     2.4  Termination of Certain Covenants                  14

3.   Miscellaneous                                          14
     3.1  Restrictive Legend                                14
     3.2  Notice of Proposed Transfer                       15
     3.3  Successors and Assigns                            15
     3.4  Governing Law                                     15
     3.5  Counterparts                                      15
     3.6  Titles and Subtitles                              15
     3.7  Notices                                           15
     3.8  Expenses                                          16
     3.9  Amendments and Waivers                            16
     3.10 Severability                                      16
     3.11 Aggregation of Stock                              17
     3.12 Entire Agreement                                  17
     3.13 Further Assurances                                17
     3.14 Interpretation                                    17
     3.15 Additional Investors                              17


Exhibit A Schedule of Investors

                    SECOND AMENDED AND RESTATED
                    INVESTORS' RIGHTS AGREEMENT

     THIS SECOND AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT (this "Agreement") is made as of September 30, 1997, by and among Waste
Connections, Inc., a Delaware corporation (the "Company"), and the investors listed on Exhibit A hereto, each of which is herein referred to as an "Investor," with reference to the following facts:

     The Company and the Investors are parties to the Stock Purchase Agreement dated as of September 30, 1997 (the "Stock Purchase Agreement") with respect to the purchase of shares of Series A Preferred Stock (the "Series A Preferred Stock") and Common Stock (the "Common Stock") of the Company. In order to induce the Company to enter into the Stock Purchase Agreement and to induce the Investors to invest funds in the Company pursuant to the Stock Purchase Agreement, the Investors and the Company hereby agree that this Agreement shall govern the rights of certain of the Investors to cause the Company to register shares of Common Stock issuable to such Investors and certain other matters as set forth herein.

     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and conditions set forth in this Agreement, the parties agree as follows:

     1.   Registration Rights.  The Company covenants and agrees as follows:

          1.1  Definitions.  For purposes of this Agreement:

               (a) The term "Act" means the Securities Act of 1933, as amended.

               (b) The term "Form S-3" means such form under the Act as in effect on the date hereof or any registration form under the Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

               (c) The term "Holder" means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 1.12.

               (d) The term "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

               (e) The term "Preferred Stock" shall mean the Series A Preferred Stock of the Company.
               (f) The terms "register", "registered" and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

               (g) The term "Registrable Securities" means the Common Stock sold pursuant to the Stock Purchase Agreement, the Common Stock issued pursuant to the Stock


Purchase Agreement dated as of February 4, 1998, by and among Waste Connections, Inc., Madera Disposal Systems, Inc., Alma Sciacqua, as trustee of the Sciacqua Family Trust B, Eugene Dupreau, Melvin G. Dias, and Charles
B. Youngclaus, the Common Stock issuable upon exercise of the Warrants to purchase Common Stock issued to Eugene Dupreau, Melvin G. Dias, Charles B. Youngclaus, Imperial Bank, FSC Corp., Ronald J. Mittelstaedt, J. Bradford Bishop, Frank W. Cutler, James N. Cutler, Jr., Michael Harlan, Phil Rivard, Greg Popovich, Ed Quinnan and Steven Bouck, the Common Stock issuable or issued upon conversion of the Preferred Stock, and any other securities issued by the Company from time to time that the Company's Board of Directors determines should be included in the definition of "Registrable Securities", excluding in all cases, however, any Registrable Securities sold by a person in a transaction in which his rights under this Section 1 are not assigned; provided, however, that shares of Common Stock or other securities shall not be treated as Registrable Securities for the purposes of any registration if and so long as at the time of such registration all transfer restrictions and restrictive legends with respect thereto have been or, in the opinion of the Company's counsel, may be removed, and all the Registrable Securities held by such Holder may be sold without restriction (including any volume limitations) under Rule 144 under the Act.

               (h) The number of shares of "Registrable Securities then outstanding" shall be determined by the number of shares of Common Stock outstanding which are, and the number of shares of Common Stock issuable pursuant to then exercisable or convertible securities which are, Registrable Securities.

               (i) The term "SEC" shall mean the Securities and Exchange Commission.

               (j) The term "Underwritten Offering" means an offering of Common Stock to the public pursuant to an effective Registration Statement that is firmly underwritten by a United States nationally recognized underwriter or underwriters that are selected or approved by the Company in accordance with this Agreement.
          1.2  Request for Registration.

               (a) If the Company shall receive at any time after the earlier of (i) four years after the Closing of the Series A Preferred Stock offering or (ii) six (6) months after the effective date of the first registration statement for a public offering of securities of the Company (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to a stock option, stock purchase or similar plan or an SEC Rule 145 transaction), a written request from Holders holding at least fifty percent (50%) of the Registrable Securities then outstanding (the "Initiating Holders") that the Company file a registration statement under the Act covering the registration of at least twenty percent (20%) of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price would exceed $100,000,000), then the Company shall, within twenty-one (21) days after the receipt thereof, give written notice of such request to all Holders and shall, subject to the limitations and pursuant to the provisions of this
Section 1.2, use reasonable efforts to file a registration statement under the Act covering all Registrable Securities which the Holders request to be registered.

               (b) Notwithstanding the foregoing, the Company shall not be obligated to take any action to effect any such registration pursuant to this
Section 1.2:

                    (i) if the Initiating Holders propose to dispose of shares of Registrable Securities which may be immediately registered on Form S-3 pursuant to a request made under Section 1.11;

                    (ii)  if the Holders shall have initiated two
registrations pursuant to this Section 1.2, which have been declared or ordered effective and pursuant to which securities have been sold or have been withdrawn by the Holders other than as a result of a material adverse change to the Company; or

                    (iii) if the Company has effected a registration pursuant to this Section 1.2 within one year prior to receipt of a requested pursuant to Section 1.2(a).

               (c)(i) Subject to the provisions of this Agreement, including, but not limited to, the foregoing Section 1.2(b) and Section 1.4(a), the Company shall file a registration statement as soon as practicable after receipt of the request or requests of the Initiating Holders under this Section 1.2, but in any event within ninety (90) days after receipt of such request or requests.

               (ii) Notwithstanding anything to the contrary herein, the Company shall not be obligated to effect a registration pursuant to this
Section 1.2 during the period starting with the date approximately 10 days prior to the Company's good faith estimate of the date of filing of, and ending on the date six months following the effective date of, a Company-initiated registration statement pertaining to the initial registered underwritten public offering of securities for the Company's account (the "Initial Offering"); provided that the Company makes reasonable good faith efforts to cause such registration statement to become effective.

               (d)  The right of any Holder to registration pursuant to this
Section 1.2 shall be conditioned on such Holder's participation in an Underwritten Offering and the inclusion of such Holder's Registrable Securities to be registered in the Underwritten Offering. The Company shall (together with all Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected by the Company, which underwriter or underwriters shall be reasonably acceptable to a majority in interest of the Initiating Holders. Notwithstanding any other provision of this Section 1.2, if the underwriters advise the Initiating Holders and the Company in writing that marketing factors require a limitation of the number of shares to be underwritten and that the total amount of securities that all Holders (initiating and noninitiating) request pursuant to this Section 1.2(d) to be included in such offering exceeds the amount of securities that the underwriters reasonably believe compatible with the success of the offering, the Company shall so advise all Holders and all of the Holders' shares to be included in the registration shall be allocated among all Holders requesting inclusion (initiating and noninitiating) pro rata according to the total amount of securities entitled to be included in such registration owned by each Holder requesting inclusion (initiating or noninitiating) or in such other proportions as shall be mutually agreed by such selling shareholders. Shares of Registrable Securities held by the Holders shall not be subject to cutback following the allocation unless shares of all other selling shareholders have been eliminated from the offering.

          If any Holder does not agree to the terms of any such underwriting, that person shall be excluded therefrom by written notice from the Company or the underwriter. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration. If shares are so withdrawn from the registration and the number of shares of Registrable Securities to be included in such registration was previously reduced as a result of marketing factors, the Company shall then offer to all persons who have retained the right to include securities in the registration the right to include additional securities in the registration in an aggregate amount equal to the number of shares so withdrawn, with such shares to be allocated among the persons requesting additional inclusion pro rata according to the total amount of securities entitled to be included in such registration owned by each such person or in such other proportions as shall be mutually agreed by such selling shareholders. For purposes of the preceding sentence concerning apportionment, for any selling shareholder which is a holder of Registrable Securities and which is a partnership, limited liability company or corporation, the partners, retired partners, members, retired members and shareholders of such holder, or the estates and family members of any such partners, retired partners, members, retired members and shareholders and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "selling shareholder," and any pro-rata reduction with respect to such "selling shareholder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "selling shareholder," as defined in this sentence.

          1.3 Company Registration. If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for any shareholders) any of its stock or other securities under the Act in connection with the public offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in a Company stock plan, a registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities which are also being registered), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within twenty
(20) days after mailing of such notice by the Company in accordance with
Section 3.7, the Company shall, subject to the provisions of Section 1.7, cause to be registered under the Act all of the Registrable Securities that each such Holder has requested to be registered.

          1.4  Obligations of the Company.  Whenever required under this
Section 1 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

               (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or until the distribution contemplated in the Registration Statement has been completed; provided, however, that (i) such 120-day period shall be extended for a period of time equal to the period the Holder refrains from selling any securities included in such registration at the request of an underwriter of Common Stock (or other securities) of the Company; and (ii) in the case of any registration of Registrable Securities on Form S-3 which are intended to be offered on a continuous or delayed basis, such 120-day period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Securities are sold, provided that Rule 415, or any successor rule under the Act, permits an offering on a continuous or delayed basis, and provided further that applicable rules under the Act governing the obligation to file a post-effective amendment permit, in lieu of filing a post-effective amendment which (i) includes any prospectus required by Section 10(a)(3) of the Act or
(ii) reflects facts or events representing a material or fundamental change in the information set forth in the registration statement, the incorporation by reference of information required to be included in (i) and (ii) above to be contained in periodic reports filed pursuant to Section 13 or 15(d) of the 1934 Act in the registration statement. Notwithstanding anything to the contrary in this Agreement, the Company may delay filing a Registration Statement, and may withhold efforts to cause a Registration Statement to become effective, for a period not to exceed 120 days, if the Company shall furnish to Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such registration statement to be effected at such time; provided that such right to delay a request shall be exercised by the Company not more than once in any twelve (12) month period. If, after a Registration Statement becomes effective, the Company advises the holders of registered shares that the Company considers it appropriate for the Registration Statement to be amended or supplemented, the holders of such shares shall suspend any further sales of their registered shares, for a period not to exceed 90 days, until the Company advises them that the registration statement has been amended or updated.

               (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement.

               (c) Furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

               (d) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

               (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

               (f) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

               (g) Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed.

               (h) Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

          1.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder's Registrable Securities.

          1.6 Expenses of Company Registration. The Company shall bear and pay all expenses incurred in connection with any registration, filing or qualification of Registrable Securities with respect to the registrations pursuant to this Section 1 for each Holder (which right may be assigned as provided in Section 1.12), including (without limitation) all registration, filing, and qualification fees, printers and accounting fees relating or apportionable thereto and the fees and disbursements of counsel for the Company and one separate counsel for the selling Holders hereunder (selected by the Holders of a majority of the Registrable Securities that are included in the corresponding registration), but excluding underwriting discounts and commissions relating to Registrable Securities.

          1.7 Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company's capital stock, the Company shall not be required under this Section 1 to include any of the Holders' securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in their sole discretion will not, jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the amount of securities that the underwriters determine in good faith is compatible with the success of the offering, the number of shares that may be included in the underwriting shall be allocated, first, to the Company; second, to the Holders on a pro rata basis based on the total number of Registrable Securities held by the Holders; and third, to any shareholder of the Company (other than a Holder) on a pro rata basis. No such reduction shall reduce the amount of securities of the selling Holders included in the registration below fifteen percent (15%) of the total amount of securities included in such registration, unless such offering is the Initial Offering and such registration does not include shares of any other selling shareholders, in which event any or all of the Registrable Securities of the Holders may be excluded in accordance with the immediately preceding sentence. In no event will shares of any other selling shareholder be included in such registration which would reduce the number of shares which may be included by Holders without the written consent of Holders of not less than two-thirds (66 2/3%) of the Registrable Securities proposed to be sold in the offering.

          If any Holder does not agree to the terms of any such underwriting, the holder shall be excluded therefrom by written notice from the Company or the underwriter. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration. If shares are so withdrawn from the registration and or if the number of shares of Registrable Securities to be included in such registration was previously reduced as a result of marketing factors, the Company shall then offer to all persons who have retained the right to include securities in the registration the right to include additional securities in the registration in an aggregate amount equal to the number of shares so withdrawn, with such shares to be allocated among the persons requesting additional inclusion pro rata according to the total amount of securities entitled to be included in such registration owned by each such person or in such other proportions as shall be mutually agreed by such selling shareholders. For purposes of the preceding sentence concerning apportionment, for any selling shareholder which is a holder of Registrable Securities and which is a partnership, limited liability company or corporation, the partners, retired partners, members, retired members and shareholders of such holder, or the estates and family members of any such partners, retired partners, members, retired members and shareholders and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "selling shareholder," and any pro-rata reduction with respect to such "selling shareholder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "selling shareholder," as defined in this sentence.

          1.8 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 1.

          1.9 Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 1:

               (a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, any underwriter (as defined in the Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Act or the 1934 Act, against any losses, claims, damages, or liabilities joint or several) to which they may become subject under the Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the Act, the 1934 Act or any state securities law; and the Company will pay to each such Holder, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection 1.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, underwriter or controlling person of such Holder.

               (b) To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Act, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this subsection 1.9(b), in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection 1.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided, that, in no event shall any indemnity under this subsection 1.9(b) exceed the net proceeds from the offering received by such Holder.

               (c)  Promptly after receipt by an indemnified party under this
Section 1.9 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1,9, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this
Section 1.9.

               (d) If the indemnification provided for in this Section 1.9 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

               (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

               (f)  The obligations of the Company and Holders under this
Section 1.9 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1, and otherwise.

          1.10 Reports Under Securities Exchange Act of 1934. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

               (a) make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times after ninety
(90) days after the effective date of the first registration statement filed by the Company for the offering of its securities to the general public;

               (b) file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

               (c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Act and the 1934 Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

          1.11 Form S-3 Registration. In case the Company shall receive written request or requests from at least ten percent (10%) of the Holders of the Registrable Securities that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company will:

               (a) promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders; and

               (b) as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all such portion of such Holder's or Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within 20 days after effectiveness of such written notice from the Company pursuant to Section 3.7; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 1.11: (i) if Form S-3 is not available for such offering by the Holders; (ii) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at any aggregate price to the public less than $1,000,000; or (iii) as provided in Section 1.4(a) or Section 1.4(d).

               (c) Subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Holders. Registrations effected pursuant to this Section 1.11 shall not be counted as demands for registration effected pursuant to Section 1.2.

          1.12 Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 1 may be assigned to a transferee or assignee (other than a competitor of the Company) who acquires at least twenty-five percent (25%) of the shares held by a Holder provided: (a) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement and the Stockholders Agreement, including without limitation the provisions of Section 1.13 below; (c) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act; and
(d) transfer of registration rights to a limited or general partner of any Holder that is a partnership will be without restriction as to minimum shareholding. For the purposes of determining the number of shares of Registrable Securities held by a transferee or assignee, the holdings of transferees and assignees of a partnership or limited liability company who are partners or retired partners of such partnership or members or retired members of such limited liability company (including spouses and ancestors, lineal descendants and siblings of such partners, members or spouses who acquire Registrable Securities by gift, will or intestate succession) shall be aggregated together and with the partnership or limited liability company; provided that all assignees and transferees who would not qualify individually for assignment of registration rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices or taking any action under this Section 1.

          1.13 "Market Stand-Off" Agreement. Each Investor hereby agrees that, during the period of duration specified by the Company and an underwriter of Common Stock or other securities of the Company, following the effective date of a registration statement filed under the Act for the first public offering of the Company's Common Stock, it shall not, to the extent requested by the Company and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Company held by it at any time during such period except Common Stock included in such registration; provided, however, that:

               (a) all officers and directors of the Company, all holders of Common Stock and options to purchase Common Stock and all other persons with registration rights (whether or not pursuant to this Agreement) enter into similar agreements; and

               (b) such market stand-off time period shall not exceed 180 days.

          In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Securities of each Investor (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

          Notwithstanding the foregoing, the obligations described in this
Section 1.13 shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms which may be promulgated in the future, or a registration relating solely to a Commission Rule 145 transaction on Form S-14 or Form 915 or similar forms which may be promulgated in the future.

          1.14 Termination of Registration Rights.

               (a) No Holder shall be entitled to exercise any right provided for in this Section 1 after five (5) years following the consummation of the sale of securities pursuant to a registration statement filed by the Company under the Act in connection with the Initial Offering.

               (b) In addition, the right of any Holder to request registration or inclusion in any registration pursuant to Section 1 shall terminate on the closing of the first Company-initiated registered public offering of Common Stock of the Company if all shares of Registrable Securities held or entitled to be held upon conversion by such Holder may immediately be sold under Rule 144 during any 90 day period, or on such date after the closing of the first Company-initiated registered public offering of Common Stock of the Company as all shares of Registrable Securities held or entitled to be held upon conversion by such Holder may immediately be sold under Rule 144 during any 90 day period.

          1.15 Registration of Common Stock. For purposes of Section 1 of this Agreement, the only securities which the Company shall be required to register pursuant hereto shall be shares of Common Stock, provided, however, that, in any underwritten public offering contemplated by Section 1 hereof, the holders of Preferred Stock shall be entitled to sell such Preferred Stock to the underwriters for conversion and sale of the shares of Common Stock issued upon conversion thereof.

     2.   Covenants of the Company.

          2.1 Delivery of Financial Statements. The Company shall deliver to each holder of Series A Preferred Stock (or Common Stock issued upon conversion of Series A Preferred Stock):

               (a) as soon as practicable, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Company, an income statement for such fiscal year, a balance sheet of the Company and statement of shareholder's equity as of the end of such year, and a statement of cash flows for such year, such year-end financial reports to be in reasonable detail, prepared in accordance with generally accepted accounting principles ("GAAP"), and audited and certified by independent public accountants of nationally recognized standing selected by the Company; and

               (b)  as soon as practicable, but in any event within sixty
(60) days after the end of each of the first three (3) quarters of each fiscal year of the Company, an unaudited income statement for such fiscal quarter, statement of cash flows for such fiscal quarter and an unaudited balance sheet as of the end of such fiscal quarter.

          2.2 Inspection. The Company shall permit each Investor, at such Investor's expense, to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by the Investor; provided, however, that the Company shall not be obligated pursuant to this Section 2.2 to provide access to any information which it reasonably considers to be a trade secret or similar confidential information.

          2.3 Right of First Offer. Subject to the terms and conditions specified in this Section 2.3, the Company hereby grants to each Investor a right of first offer with respect to future sales by the Company of its Shares (as hereinafter defined). For purposes of this Section 2.3, Investor includes any general partners, managers and affiliates of an Investor. An Investor shall be entitled to apportion the right of first offer hereby granted it among itself and its partners, members and affiliates in such proportions as it deems appropriate.

               Each time the Company proposes to offer any shares of, or securities convertible into or exercisable for any shares of, any class of its capital stock ("Shares"), the Company shall first make an offering of such Shares to each Investor in accordance with the following provisions:

               (a) The Company shall deliver a notice by certified mail ("Notice") to the Investors stating (i) its bona fide intention to offer such Shares, (ii) the number of such Shares to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such Shares.

               (b) By written notification received by the Company, within 20 calendar days after giving of the Notice, the Investor may elect to purchase or obtain, at the price and on the terms specified in the Notice, up to that portion of such Shares which equals the proportion that the number of shares of common stock issued and held, or issuable upon conversion of the Preferred Stock then held by such Investor bears to the total number of shares of common stock of the Company then outstanding (assuming full conversion and exercise of all convertible or exercisable securities). The Company shall promptly, in writing, inform each Investor which purchases all the shares available to it ("Fully-Exercising Investor") of any other Investor's failure to do likewise. During the ten-day period commencing after such information is given, each Fully-Exercising Investor shall be entitled to obtain that portion of the Shares for which Investors were entitled to subscribe but which were not subscribed for by the Investors which is equal to the proportion that the number of shares of common stock issued and held, or issuable upon conversion of Preferred Stock then held by such Fully-Exercising Investor bears to the total number of shares of common stock issued and held, or issuable upon conversion of the Preferred Stock then held, by all Fully-Exercising Investors who wish to purchase some of the unsubscribed shares.

               (c) If all Shares which Investors are entitled to obtain pursuant to subsection 2.3(b) are not elected to be obtained as provided in subsection 2.3(b) hereof, the Company may, during the 60-day period following the expiration of the period provided in subsection 2.3(b) hereof, offer the remaining unsubscribed portion of such Shares to any person or persons at a price not less than, and upon terms no more favorable to the offeree than those specified in the Notice. If the Company does not enter into an agreement for the sale of the Shares within such period, or if such agreement is not consummated within 30 days of the execution thereof, the right provided hereunder shall be deemed to be revived and such Shares shall not be offered unless first reoffered to the Investors in accordance herewith.

               (d) The right of first offer in this Section 2.3 shall not be applicable (i) to consummation of a bona fide, firmly underwritten public offering of shares of common stock registered under the Act pursuant to a registration statement on Form S-1, at an offering price of at least $5.00 per share (appropriately adjusted for any stock split, dividend, combination or other recapitalization) with aggregate gross proceeds to the Company of at least $5,000,000, (ii) the issuance of securities pursuant to the conversion or exercise of convertible or exercisable securities, (iii) the issuance of securities in connection with a bona fide business acquisition of or by the Company, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise, or (iv) the issuance of options or warrants to purchase shares of Common Stock to officers, directors and employees of, or consultants to, the Company, with an exercise price greater than the then current conversion price of the Company's Series A Preferred Stock.

               (e) The right of first offer set forth in this Section 2.3 may be assigned or transferred to the same parties, subject to the same restrictions pursuant to Section 1.12.

          2.4 Termination of Certain Covenants. The covenants set forth in this Section 2 shall terminate and be of no further force or effect upon the consummation of a bona fide, firmly underwritten public offering of shares of Common Stock registered under the Act pursuant to a registration statement on Form S-1, at an offering price of at least $5.00 per share (appropriately adjusted for any stock split, dividend, combination or other recapitalization) with aggregate gross proceeds to the Company of at least $5,000,000.

     3.   Miscellaneous.

          3.1 Restrictive Legend. Each certificate representing Preferred Stock or Common Stock issued upon conversion thereof shall, except as otherwise provided in Section 3.2, be stamped or otherwise imprinted with a legend substantially in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER SUCH ACT AND ALL SUCH OTHER APPLICABLE LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

A certificate shall not bear such legend if in the opinion of counsel satisfactory to the Company the securities being sold thereby may be publicly sold without registration under the Act and any applicable state securities laws.

          3.2 Notice of Proposed Transfer. Prior to any proposed transfer of any Preferred Stock or Common Stock issued upon conversion thereof (other than under the circumstances described in Section 1), the holder thereof shall give written notice to the Company of his or her intention to effect such transfer. Each such notice shall describe the manner of the proposed transfer and, if reasonably requested by the Company, shall be accompanied by an opinion of counsel satisfactory to the Company to the effect that the proposed transfer may be effected without registration under the Act and any applicable state securities laws, whereupon the holder of such stock shall be entitled to transfer such stock in accordance with the terms of the notice; provided, however, that no such opinion of counsel shall be required for a transfer to one or more partners or members of the transferor (in the case of a transferor that is a partnership or limited liability company) or to an affiliated corporation (in the case of a transferor that is a corporation). Each certificate for Preferred Stock or Common Stock issued upon conversion thereof transferred as above provided shall bear the legend set forth in
Section 3.1, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Act) or (ii) the opinion of counsel referred to above is to the further effect that the transferee and any subsequent transferee (other than an affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Act. The restrictions provided for in this
Section 3.2 shall not apply to securities which are not required to bear the legend prescribed by Section 3.1 in accordance with the provisions of that Section.

          3.3 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

          3.4 Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of California, without regard to that state's conflict of laws principles.

          3.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

          3.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          3.7 Notices. Any notice, consent, authorization or other communication to be given hereunder shall be in writing and shall be deemed duly given and received when delivered personally or transmitted by facsimile transmission with receipt acknowledged by the addressee or three days after being mailed by first class mail, or the next business day after being deposited for next-day delivery with a nationally recognized overnight delivery service, charges and postage prepaid, properly addressed to the party to receive such notice at the following address for such party (or at such other address as shall be specified by like notice):

               (a)  if to the Company, to:

     Waste Connections, Inc.
     3510 Trenton Way
     El Dorado Hills, CA  95762

     Attention:  Ronald J. Mittelstaedt
     Telephone:  (916) 939-7986
     Facsimile:  (916) 939-7987

     with copies to:

     Shartsis, Friese & Ginsburg LLP
     One Maritime Plaza, 18th Floor
     San Francisco, California 94111
     Attention:     Robert D. Evans, Esq.
     Telephone:     (415) 421-6500
     Facsimile:     (415) 421-2922

               (b) if to the Investors, to the address indicated on Exhibit A.

Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified at the address indicated for such part on the signature page hereof, or at such other address as such party may designate by ten (10) days' advance written notice to the other parties.

          3.8 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

          3.9 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this Section shall be binding upon each holder of any Registrable Securities then outstanding, each future holder of all such Registrable Securities, and the Company.

          3.10 Severability. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid or unenforceable, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it is held to be invalid or unenforceable, shall not be affected thereby.

          3.11 Aggregation of Stock. All shares of Registrable Securities held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

          3.12 Entire Agreement. This Agreement, the Stockholders Agreement and the Stock Purchase Agreement of even date contain the entire agreement of the parties and supersede all prior negotiations, correspondence, agreements and understandings, written and oral, between or among the parties, regarding the subject matter hereof.

          3.13 Further Assurances. Each party shall execute such other and further certificates, instruments and other documents as may be necessary and proper to implement, complete and perfect the transactions contemplated by this Agreement.

          3.14 Interpretation. All parties have been assisted by counsel in the preparation and negotiation of this Agreement and the transactions contemplated hereby, and this Agreement shall be construed according to its fair language. The rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

          3.15 Additional Investors. If the Company shall at any future time desire to issue or reissue any shares of Common Stock or Series A Preferred Stock to any person or firm (including any Investors), all such issuees shall become parties to this Agreement with respect to such shares of the Company's stock by executing a counterpart of this Agreement or a writing agreeing to be bound hereby. Such additional Investors shall be added to Exhibit A hereto.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


     COMPANY:                      WASTE CONNECTIONS, INC.



                                   By:
                                   Ronald J. Mittelstaedt
                                   President & CEO



     INVESTOR:                     (Name of Investor)

                                   By:
                                   Name:
                                   Title:
                          Exhibit A

          LIST OF COMMON AND SERIES A PREFERRED STOCKHOLDERS

                                                            Exhibit B

NEITHER THIS WARRANT NOR THE SHARES OF COMMON STOCK PURCHASABLE ON EXERCISE HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE ENCUMBERED, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT THEREFOR UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY IN FORM AND SUBSTANCE TO THE CORPORATION AND CONCURRED IN BY THE CORPORATION'S COUNSEL TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR SUCH TRANSACTION COMPLIES WITH RULES PROMULGATED BY THE SECURITIES AND EXCHANGE COMMISSION UNDER SAID ACT.

Warrant No. 4                                Warrant to Purchase
                                             247,000 shares of
                                             Common Stock (Subject
                                             to Adjustment)


                    WARRANT TO PURCHASE COMMON STOCK
                                   of
                         WASTE CONNECTIONS, INC.

Void after December 14, 2008


          This certifies that for value received, James N. Cutler, Jr., ("Holder") is entitled, subject to the terms set forth below, at any time or from time to time before 5:00 p.m., Pacific standard time, on December 14, 2008, to purchase from Waste Connections, Inc., a Delaware corporation (the "Company"), up to 247,000 fully paid and nonassessable shares of the common stock, par value $0.01 per share, of the Company (the "Common Stock") as constituted on December 15, 1997 (the "Issue Date"), upon surrender hereof at the principal office of the Company, with the subscription form attached hereto properly completed and duly executed, and simultaneous payment therefor in lawful money of the United States at the price of $2.80 per share, subject to adjustment as provided in Section 4 hereof (the "Purchase Price"). The number and character of such shares of Common Stock are also subject to adjustment as provided below. Such number shall be reduced at such time or times as this Warrant is exercised in part by the number of shares as to which this Warrant is then exercised. The term "Warrant Stock" shall mean, unless the context otherwise requires, the stock and other securities and property at any time receivable upon the exercise of this Warrant. The term "warrant" as used herein shall include this Warrant and any warrants delivered in substitution or exchange therefor as provided herein.

     1. Method of Exercise; Payment. Subject to compliance with the provisions of Section 7 hereof:

          A. Cash Exercise. This Warrant may be exercised as a whole, or in part from time to time, by the Holder by delivering this Warrant, for cancellation if it is exercised as a whole or for endorsement if it is exercised in part, together with a Subscription in the form appearing at the end hereof properly completed and duly executed by or on behalf of the Holder, to the Company at its office in Roseville, California (or at the office of the agency maintained for such purpose), accompanied by payment in cash or by certified or official bank check payable to the order of the Company, in an aggregate amount equal to the Purchase Price as then adjusted times the number of shares of Warrant Stock as to which this Warrant is then being exercised. In the event of any such exercise that is partial, the Company shall endorse this Warrant as having been exercised to that extent and return this Warrant to the Holder. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above, and the person entitled to receive the shares of Warrant Stock issuable upon such exercise shall be treated for all purposes as the holder of such shares of record as of the close of business on such date.

          B. Net Issue Exercise. In lieu of exercising this Warrant pursuant to Section 1.A, Holder may elect to receive shares equal to the value of this Warrant (or the portion thereof being cancelled) by surrender of this Warrant at such office together with notice of such election, in which event the Company shall issue to Holder a number of shares of Warrant Stock computed using the following formula:

X = Y (A-B)
    A


Where X = the number of shares of Warrant Stock to be issued to Holder.

      Y = the number of shares of Warrant Stock purchasable under this Warrant at the date of such calculation or, if only a portion of this Warrant is being exercised, the portion of this Warrant being cancelled at the date of such calculation..

      A = the fair market value of one share of Warrant Stock purchasable under this Warrant at the date of such calculation.

      B = Purchase Price (as adjusted to the date of such calculations).

For purposes of this Warrant, fair market value of one share of Warrant Stock shall mean:

          (1) The average of the closing bid and asked prices of the Common Stock quoted on the NASDAQ Stock Market or the closing price quoted on any national securities exchange on which the Common Stock is listed, whichever is applicable, as published in the Western Edition of The Wall Street Journal for the ten trading days prior to the date of determination of fair market value; or

          (2) If the Common Stock is not traded on the NASDAQ stock market or on such an exchange, an amount reasonably determined in good faith by the Board of Directors to be the fair market value.

          C. Delivery of Stock Certificates. The Company will, or will direct its transfer agent to, issue, as soon as practicable after any exercise of this Warrant under Section 1 and in any event within thirty days thereafter, at its expense (including the payment by it of any applicable issue taxes), in the name of and deliver to the Holder, or as the Holder may direct (on payment by the Holder of any applicable transfer taxes) a certificate or certificates for the number of fully paid and nonassessable shares of Warrant Stock as to which this warrant is so exercised.

      2. Payment of Taxes. All shares of Warrant Stock issued upon the exercise of this Warrant shall be validly issued, fully paid and nonassessable, and the Company shall pay all taxes and other governmental charges that may be imposed in respect of the issuance or delivery thereof. The Company shall not be required, however, to pay any tax or other charge imposed in connection with any transfer involved in the issue of any certificate for shares of Warrant Stock in any name other than that of the Holder and, in such case, the Company shall not be required to issue or deliver any stock certificate until such tax or other charge has been paid, or it has been established to the Company's satisfaction that no tax or other charge is due.

     3.   A.   Transfer.  Subject to Section 7, this Warrant and all rights hereunder are transferable, as a whole or in part, on the books of the Company maintained for such purpose at the office specified pursuant to
Section 1.A, by the Holder in person, or by duly authorized attorney, upon surrender of this Warrant properly endorsed and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer.

          Upon any partial transfer, the Company will issue and deliver to the Holder a new warrant or warrants of like tenor with respect to the shares of Warrant Stock not so transferred. In lieu of any fraction of a share to which the Holder would otherwise be entitled, the Company may deliver to the Holder cash in an amount equal to such fraction of the current fair market value of one full share determined in the manner provided in Section 1.B.

          Each taker and holder of this Warrant, by taking or holding the same, consents and agrees that this Warrant, when endorsed in blank, shall be deemed negotiable and that when this Warrant shall have been so endorsed, the person in possession of this Warrant may be treated by the Company, and all other persons dealing with this Warrant, as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby, any notice to the contrary notwithstanding, but until a transfer of this Warrant on the books of the Company, the Company may treat the Holder as the owner for all purposes.

          B. Exchange. At the request of the Holder, the Company shall exchange this Warrant for two or more Warrants of like tenor entitling the Holder to purchase the same aggregate number of shares of Warrant Stock, each new Warrant to represent the right to purchase such number of shares of Warrant Stock as the Holder shall designate at the time of such exchange; provided that the Holder shall not be entitled so to exchange this Warrant or any warrant received in any such exchange on more than an aggregate of five occasions.

     4.   A.   Adjustment for Dividends in Other Stock or Property.  In case at any time, or from time to time, after the Issue Date the holders of the Common Stock of the Company (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant), shall have received, or, on or after the record date fixed for the determination of eligible stockholders, shall have become entitled to receive, without payment therefor:

          (1) Other or additional stock or other securities or property (other than cash) by way of a dividend;

          (2) Any cash paid or payable out of capital, or capital surplus, or surplus created as a result of a revaluation of property; or

          (3) Other or additional stock or other securities or property (including cash) by way of a stock-split, spin-off, reclassification, combination of shares or similar corporate rearrangement;

then, and in each such case, the Holder, upon the exercise hereof (as provided in Section 1), shall be entitled to receive the number of shares of Warrant Stock and other securities and property (including cash in the cases referred to in clauses (2) and (3) above) which the Holder would hold on the date of such exercise if on the Issue Date the Holder had been the holder of record of the number of shares of Common Stock called for on the face of this Warrant and had thereafter, during the period from the Issue Date to and including the date of such exercise, retained such shares and/or all other or additional stock and other securities and property (including cash in the cases referred to in clauses (2) and (3) above) receivable by the Holder as aforesaid during such period, giving effect to all adjustments during such period pursuant to this Section 4.

          B. Merger, Sale of Assets, etc. If at any time while this Warrant, or any portion thereof, is outstanding and unexpired there shall be
(i) a reorganization (other than a combination, reclassification, exchange or subdivision of shares otherwise provided for herein), (ii) a merger or consolidation of the Company with or into another corporation in which the Company is not the surviving entity, or a reverse triangular merger in which the Company is the surviving entity but the shares of the Company's capital stock outstanding immediately prior to the merger are converted by virtue of the merger into other property, whether in the form of securities, cash, or otherwise, or (iii) a sale or transfer of the Company's properties and assets as, or substantially as, an entirety to any other person, then, as a part of such reorganization, merger, consolidation, sale or transfer, lawful provision shall be made so that the holder of this Warrant shall thereafter be entitled to receive upon exercise of this Warrant, during the period specified herein and upon payment of the Purchase Price then in effect, the number of shares of stock or other securities or property of the successor corporation resulting from such reorganization, merger, consolidation, sale or transfer that a holder of the shares deliverable upon exercise of this Warrant would have been entitled to receive in such reorganization, consolidation, merger, sale or transfer if this Warrant had been exercised immediately before such reorganization, merger, consolidation, sale or transfer, all subject to further adjustment as provided in this Section 4. The foregoing provisions of this Section 4.B shall similarly apply to successive reorganizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation that are at the time receivable upon the exercise of this Warrant. If the per-share consideration payable to the holder hereof for shares in connection with any such transaction is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Company's Board of Directors. In all events, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder after the transaction, to the end that the provisions of this Warrant shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event upon exercise of this Warrant.

          C.   Reclassification, etc.   If the Company, at any time while
this Warrant, or any portion hereof, remains outstanding and unexpired by reclassification of securities or otherwise, shall change the Warrant Stock into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the Warrant Stock immediately prior to such reclassification or other change and the Purchase Price therefor shall be appropriately adjusted, all subject to further adjustment as provided in this
Section 4.

          D. Split, Subdivision or Combination of Shares. If the Company at any time while this Warrant, or any portion hereof, remains outstanding and unexpired shall split, subdivide or combine the Warrant Stock, into a different number of securities of the same class, the Purchase Price for such securities shall be proportionately decreased in the case of a split or subdivision or proportionately increased in the case of a combination.

          E. Adjustments for Dividends in Stock or Other Securities or Property. If while this Warrant, or any portion hereof, remains outstanding and unexpired the holders of the securities as to which purchase rights under this Warrant exist at the time shall have received, or, on or after the record date fixed for the determination of eligible stockholders, shall have become entitled to receive, without payment therefor, other or additional stock or other securities or property (other than cash) of the Company by way of dividend, then and in each case, this Warrant shall represent the right to acquire, in addition to the number of shares of Warrant Stock receivable upon exercise of this Warrant, and without payment of any additional consideration therefor, the amount of such other or additional stock or other securities or property (other than cash) of the Company that such Holder would hold on the date of such exercise had it been the holder of record of the Warrant Stock on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and/or all other additional stock available by it as aforesaid during such period, giving effect to all adjustments called for during such period by the provisions of this Section 4.

          F. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Section 4, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder of this Warrant a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request, at any time, of any such Holder, furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; (ii) the Purchase Price at the time in effect; and (iii) the number of shares and the amount, if any, of other property that at the time would be received upon the exercise of the Warrant.

          G. No Dilution or Impairment. The Company will not by amendment of its Articles of Incorporation, or through reorganization, consolidation, merger, dissolution, issuance or sale of securities, sale of assets, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against dilution or other impairment. Without limiting the generality of the foregoing, the Company (a) will not increase the par value of any shares of Warrant Stock receivable upon the exercise of this Warrant above the amount payable therefor upon such exercise, (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares upon the exercise of this Warrant, and (c) will take no action to amend its Articles of Incorporation which would change to the detriment of the holders of Common Stock (whether or not any Common Stock be at the time outstanding) the dividend or voting rights of the Company's Common Stock (as constituted on the Issue Date).

          H.   Notices of Record Date.  In case:

          (1) The Company shall take a record of the holders of its Common Stock (or other stock or securities at the time receivable upon the exercise of this Warrant) for the purpose of entitling them to receive any dividend or other distribution or any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right, or

          (2) Of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any split or combination of shares of any class of capital stock of the Company, any consolidation or merger of the Company with or into another corporation, or any conveyance of all or substantially all of the assets of the Company to another corporation, or

          (3) Of any voluntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company will mail or cause to be mailed to the Holder a notice specifying, as the case may be, (a) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (b) the date on which such reorganization, reclassification, split, combination, consolidation, merger, conveyance, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such stock or securities at the time receivable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, split, combination, consolidation, merger, conveyance, dissolution, liquidation or winding-up. Such notice shall be mailed at least 90 days prior to the date therein specified.

     5. Loss or Mutilation. Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to it, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver in lieu thereof a new warrant of like tenor.

     6. Reservation of Common Stock. The Company shall at all times reserve and keep available for issue upon the exercise of this Warrant such number of its authorized but unissued shares of Warrant Stock as will be sufficient to permit the exercise in full of this Warrant.

     7. Investment Intent. The Holder, by accepting this Warrant, represents and warrants to the Company as follows:

          A. Acquisition for Own Account. The Holder is acquiring this Warrant and will acquire the shares of Warrant Stock on exercise of this Warrant with the Holder's own funds, for the Holder's own account, not as a nominee or agent. The Holder is not obligated to transfer this Warrant or any Warrant Stock to anyone else nor has any agreements or understandings to do so. The Holder is purchasing or will purchase this Warrant and the Warrant Stock for investment for an indefinite period and not with a view to any sale or distribution thereof, by public or private sale or other disposition, and has no intention of selling, granting any participation in or otherwise distributing or disposing of any thereof. The Holder does not intend to subdivide the Holder's purchase with anyone.

          B. Restricted Securities. The Holder is able to bear the economic risk of the Holder's investment in this Warrant and the Warrant Stock and is aware that the Holder must be prepared to hold this Warrant and the Warrant Stock for an indefinite period and that this Warrant and the Warrant Stock have not been registered under the Securities Act of 1933, as amended (the "Act"), on the ground that no distribution or public offering of this Warrant or the Warrant Stock is to be effected and this Warrant or the Warrant Stock are being or will be issued by the Company without any public offering within the meaning of Section 4(2) of the Act.

          C. Sophistication. The Holder is an "accredited investor" as that term is defined in Regulation D under the Act. The Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risks of the Holder's investment in this Warrant and the Warrant Stock.

          D. Agreement to Refrain from Resales. Without in any way limiting the Holder's representations herein, the Holder further agrees that the Holder shall not encumber, pledge, hypothecate, sell, assign, transfer or otherwise dispose of this Warrant or any Warrant Stock, unless and until, prior to any proposed encumbrance, pledge, hypothecation, sale, assignment, transfer or other disposition, either (i) a registration statement on Form S-l (or any other form appropriate for the purpose or replacing such form) under the Act with respect thereto shall be then effective (ii)(a) the Holder shall have furnished the Company with a statement of the circumstances of the proposed disposition and an opinion of counsel (obtained at the Holder's expense) satisfactory to the Company to the effect that such disposition will not require registration under the Act and (b) counsel for the Company shall have concurred in such opinion of counsel and the Company shall have advised the Holder of such concurrence; or (iii) the Warrant Stock can then be sold pursuant to Rule 144 under the Act.

          E. Certificates to be Legended. The Holder understands and agrees that this Warrant, any warrant issued to replace this Warrant and any certificate representing Warrant Stock will bear a legend on the face thereof (or on the reverse thereof with a reference to such legend on the face thereof) in substantially the form set forth on the first page of this Warrant and any other legend that the Company considers necessary or appropriate to comply with any applicable securities law.

     8. Registration. The Company acknowledges that it has granted to certain holders of its capital stock certain rights to registration of such capital stock for resale under the Act, the terms and conditions of which rights are set forth in an Investors' Rights Agreement dated as of September 30, 1997. The Company covenants and agrees to seek an amendment to the Investors' Rights Agreement to include the Warrant Stock in the Registrable Securities to which the registration rights set forth in
Section 1 of the Investors' Rights Agreement so that the Holder shall be entitled to identical registration rights pari passu with such holders of capital stock as if the Holder had acquired the Warrant Stock concurrently with such holders and pursuant to the Investors' Rights Agreement. If such amendment is not consented to by the holders of a majority of the Registrable Securities as required by the Investors' Rights Agreement, the Company shall promptly prepare and thereafter enter into with the Holder a Registration Rights Agreement providing for the same registration rights as the Investors' Rights Agreement, which rights shall be subject and subordinate only to those set forth in the Investors' Rights Agreement.

     9. Notices. All notices and other communications from the Company to the Holder shall be mailed by first-class registered or certified mail, postage prepaid, to the address furnished to the Company in writing by the last Holder who shall have furnished an address to the Company in writing.

     10. Change; Waiver. Neither this Warrant nor any term hereof may be changed, waived, discharged or terminated orally but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

     11. Attorneys' Fees. In the event any party is required to engage the services of attorneys for the purpose of enforcing this Warrant, or any provision hereof, the prevailing party shall be entitled to recover its reasonable attorneys' fees and any other costs or expenses.

     12. Headings. The headings in this Warrant are for purposes of convenience in reference only, and shall not be deemed to constitute a part hereof.

     13. Law Governing. This Warrant shall be construed and enforced in accordance with and governed by the laws of the State of California.

DATED:  December 15, 1997


WASTE CONNECTIONS, INC.



By:
     Ronald J. Mittelstaedt
     President and
     Chief Executive Officer

                    ENDORSEMENTS

                    SUBSCRIPTION FORM

              (To be executed only upon exercise of warrant)

          The undersigned Holder of this Warrant irrevocably exercises this Warrant for the purchase of _________ shares of Common Stock of Waste Connections, Inc., purchasable with this Warrant, and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant.

Dated: ___________________________

(signature of Holder)


(Street Address)


(city) (state) (zip Code)

                    FORM OF ASSIGNMENT


          FOR VALUE RECEIVED the undersigned Holder of this Warrant hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under the within Warrant, with respect to the number of shares of Common Stock set forth below:

and does hereby irrevocably constitute and appoint ____________ [Attorney] to make such transfer on the books of Waste Connections, Inc., maintained for the purpose, with full power of substitution in the premises.

Dated: ____________________

[Holder]

By:
     Name:
     Title:

                                                            Exhibit C


                              April __, 1998



BT Alex. Brown Incorporated
CIBC Oppenheimer Corp.
As Representatives of the Several Underwriters
c/o BT Alex. Brown Incorporated
One South Street
Baltimore, Maryland  21202


          Re:  Waste Connections, Inc. Initial Public Offering

          I am an executive officer, director and/or shareholder of Waste Connections, Inc. (the "Company"). I hereby agree and represent to you that, without the prior written approval of BT Alex. Brown Incorporated, I will not directly or indirectly make or cause any offering, sale or other disposition of any shares of Common Stock of the Company which I own either of record or beneficially, and of which I have the power to control the disposition, other than gifts of shares of the Company's Common Stock if the donee agrees in writing to be bound by the terms of this agreement, from this date to a date 180 days after the effective date of the Registration Statement, Form S-1, File No. 333-_____ filed by the Company with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended. I recognize that you and the Company are relying on my representations and agreement contained hereby in entering into underwriting arrangements with respect to the offering contemplated by such Registration Statement, as amended.


                                   Very truly yours,